

July 26, 2011

Via E-mail
Mr. Robert Bateman
Chief Financial Officer
Emeritus Corporation
3131 Elliott Avenue, Suite 500
Seattle, WA 98121

> **Re:** **Emeritus Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 11, 2011**
> **File No. 1-14012**

Dear Mr. Bateman:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Comparison of the Years Ended December 31, 2010 and 2009, page 34

1. We note on page F-15 that approximately 11.3%, 9.9% and 8.7% of your community revenues for the year ended December 31, 2010, 2009 and 2008 respectively were derived from governmental reimbursement programs. Please expand your MD&A to identify such programs and explain whether you expect an increasing revenue trend from such programs to continue. Tell us how you considered deficit reduction initiatives in Congress and whether your projected cash flows for impairment testing of each unit of accounting and reporting unit are premised on expectations of increasing or decreasing reimbursement rates. Please provide us with the proposed discussion that you will include in future filings. Refer to the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release No.33-8350 at http://www.sec.gov/rules/interp/33-8350.htm.

Liquidity and Capital Resources, page 50

2.   On page 50, you stated that you believe that you have adequate cash reserves for all necessary operating, investing and financing activities. Tell us if the carrying amount of your cash and cash equivalents includes minimum cash requirements that you are required to maintain in accordance with your financial covenants per your disclosure on page 52. If so, please expand your MD&A and the notes to disclose the terms of compensating balance requirements included in cash and cash equivalents, including the nature of any cash limits or restrictions and their effect on your ability to use or to access those assets to fund your operations. Please provide us with the proposed discussion that you will include in future filings. Refer to the Commission Guidance on Presentation of Liquidity and Capital Resources Disclosures in Management's Discussion and Analysis, Release No. 33-9144 at http://www.sec.gov/rules/interp/2010/33-9144.pdf and Rule 5-02(1) of Regulation S-X.

Self-Insurance Reserves, page 55

3.   Please confirm to us that you considered legal fees in your accrual for self-insured liabilities. If not, tell us why and refer to your basis in the accounting literature.

4.   Please disclose your captive insurance entity's basis for estimating its liabilities for unpaid claims and claim adjustment expense. Please provide us with the proposed disclosure that you will include in future filings.

Long-lived Assets, page F-12

5.   We note your disclosure on asset impairments on page 54. Please disclose your community assets' unit of accounting for impairment testing purposes. Please provide us with the proposed disclosure that you will include in future filings.

Note 2. Investments in Unconsolidated Joint Ventures, page F-17

6.   Please provide us your analysis of the factors you considered in concluding that equity accounting is appropriate for the Sunwest Joint Venture. Additionally, tell us your consideration of the Sunwest Joint Venture as a variable interest entity and your analysis of its primary beneficiary. Refer to your basis in the accounting literature. We note your disclosures on pages 54 and F-11.

Note 15. Liquidity, page F-39

7.   We note that you referred to a $15.8 million deferred tax asset which is included in your working capital deficit. However, we note that most of your deferred tax assets are subject to a valuation allowance due to the uncertainty of the realization and net to zero. Please include a schedule depicting a breakdown of the net deferred tax assets on page F-

37 into the individual components that are reported on the balance sheet. Additionally, tell us the nature of the amount that is otherwise realizable..

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please file all correspondence over EDGAR. You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director